AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2014
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing Transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
AUD 125 million Kangaroo Bond Initial	Borrowing	3-Jul-14	10-Jul-14	10-Jan-25	AUD 125	TD Securities - Nomura International Plc
AUD 25 Million Kangaroo Bond Tap 1	Borrowing	15-Jul-14	23-Jul-14	10-Jan-25	AUD 25	Nomura International Plc
AUD 25 Million Kangaroo Bond Tap 2	Borrowing	31-Jul-14	8-Aug-14	10-Jan-25	AUD 25	Nomura International Plc
AUD 25 Million Kangaroo Bond Tap 3	Borrowing	12-Sep-14	22-Sep-14	10-Jan-25	AUD 25	Commonwealth Bank of Australia
USD 200 million Infrastructure Bond	Borrowing	3-Jul-14	14-Jul-14	14-Jul-21	USD 200	Daiwa SMBC Europe
JPY 1,400 million Callable Note	Borrowing	8-Jul-13	1-Aug-14	1-Aug-34	JPY 1,400	Shinkin International Ltd
NGN 12.95 Billion Domestic Bond	Borrowing	10-Jul-14	10-Jul-14	1-Feb-21	NGN 12,950	Stanbic IBTC Capital Limited
NZD 100 Million Kauri Bond	Borrowing	19-Aug-14	27-Aug-14	27-Aug-19	NZD 100	TD Securities
JPY 100 million Fixed to FX Linked Callable Note	Borrowing	10-Sep-14	26-Sep-14	1-Aug-44	JPY 100	SMBC Nikko Capital Markets Limited
USD 1 Billion Global Bond	Borrowing	16-Sep-14	23-Sep-14	23-Sep-21	USD 1,000	BNP, Citi, GS, Nomura
JPY 100 million Fixed to FX Linked Callable Note	Borrowing	25-Sep-14	10-Oct-14	1-Aug-44	JPY 100	SMBC Nikko Capital Markets Limited
EPSA Loan - JPY 30.6 billion	Borrowing	25-Sep-14	30-Sep-14	20-Sep-54	JPY 30,600	JBIC

ECP Transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial Paper	12-Aug-14	14-Aug-14	14-Nov-14	USD 100	Banc of America Securities
ECP	Commercial Paper	13-Aug-14	15-Aug-14	1-Dec-14	USD 75	Banc of America Securities
ECP	Commercial Paper	13-Aug-14	19-Aug-14	19-Nov-14	USD 90	Banc of America Securities

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Borrowing Transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 1 Billion FELN	8-Jul-03	31-Jul-03	1-Aug-33	JPY 800	1-Aug-14	Mizuho International Plc
JPY 1 Billion PRDC	16-Jul-03	4-Aug-03	1-Aug-33	JPY 1,000	1-Aug-14	Daiwa Capital Markets
JPY 500 Million	24-Jul-03	12-Aug-03	12-Aug-33	JPY 500	12-Aug-14	Mitsubishi Securities Int.
JPY 500 Million PRDC	8-Sep-04	27-Sep-04	1-Aug-34	JPY 500	1-Aug-14	UBS
JPY 1 Billion FELN	31-Jul-07	23-Aug-07	23-Aug-32	JPY 600	24-Aug-14	Shinsei International Ltd

Matured Bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 1 Billion FELN	23-Jun-99	15-Jul-99	15-Jul-14	JPY 1,000
JPY 2 Billion RDC	30-Jul-99	19-Aug-99	19-Aug-14	JPY 2,000
JPY 1.2 Billion RDC	3-Aug-99	26-Aug-99	26-Aug-14	JPY 1,200
JPY 1 Billion RDC	6-Aug-99	26-Aug-99	26-Aug-14	JPY 1,000
JPY 1 Billion FELN	9-Sep-99	29-Sep-99	29-Sep-14	JPY 1,000
USD 20 Million Capped Callable Note	6-Aug-04	26-Aug-04	26-Aug-14	USD 20
USD 750 Million FRN	28-Jul-09	4-Aug-09	4-Aug-14	USD 750
USD 25 Million FRN Tap	31-Mar-10	8-Apr-10	4-Aug-14	USD 25
USD 100 Million Fixed Rate Callable Note	29-Jun-12	17-Jul-12	17-Jul-14	USD 100

Matured ECP Transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
ECP	11-Feb-14	13-Feb-14	13-Aug-14	USD 75	Banc of America Securities
ECP	14-May-14	16-May-14	18-Aug-14	USD 93	Citi
ECP	15-May-14	19-May-14	19-Aug-14	USD 90	Banc of America Securities
ECP	21-May-14	23-May-14	23-Sep-14	USD 120	Banc of America Securities
ECP	22-May-14	27-May-14	27-Aug-14	USD 90	Banc of America Securities
ECP	18-Jun-14	23-Jun-14	23-Sep-14	USD 150	Banc of America Securities

2. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 30 September 2014.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Pierre Van Peteghem

Treasurer